06008515

AB 5/1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 41804

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Breckenridge Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

945 East Paces Ferry Road, Suite 2100
(No. and Street)

Atlanta (City) Georgia (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven J. Hunter (404) 965-1600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith & Howard, PC.
(Name – *if individual, state last, first, middle name*)

171 17th Street, NW Suite 900 (Address) Atlanta (City), GA (State) 30363 (Zip Code)

SEC MAIL RECEIVED APR 26 2006 WASH, D.C. 185 PROCESSING SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUN 30 2006 THOMSON FINANCIAL E

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CH 6/29/06

AD

OATH OR AFFIRMATION

I, Steven J. Hunter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Breckenridge Securities Corp, as of April 20, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEVEN A. WIRES
MY COMMISSION EXPIRES
SEPT 1 2009
FULTON CO., GEORGIA
NOTARY PUBLIC

Signature

Fin. Op. Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Via First Class and Certified Mail No. 7001 1140 0001 7867 4142

April 18, 2006

Larry C. Williams, President
Brekenridge Securities Corp.
945 E. Paces Ferry Rd., Suite 2100
Atlanta, GA 30326

B/D No. 25337

Dear Mr. Williams:

This acknowledges receipt of your 12/31/05 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (1). The report as submitted appears deficient in that it did not contain the following:

1. The Oath or Affirmation page did not contain original signatures of Brekenridge Securities' officers and the notary public.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **May 9, 2006**. Questions may be addressed to John Macharia, Special Investigator, at 404/239-6102.

Sincerely,

Richard Nichols
Supervisor of Examiners

cc: John Mattimore, Associate Director, Securities and Exchange Commission
Smith & Howard, Certified Public Accountant
Eleanor Sabalbaro, Financial Operations

Enclosure: Form X-17A-5 Part III Facing Page

/ds

BRECKENRIDGE SECURITIES CORP.

RESURGENS PLAZA - SUITE 2100
945 EAST PACES FERRY ROAD
ATLANTA, GEORGIA 30326

TELEPHONE
(404) 965-1600
FACSIMILE
(404) 965-2087

MEMBER NASD

COPY

Richard Nichols
NASD – Atlanta District Office
One Securities Center
Suite 500
3490 Piedmont Road, NE
Atlanta, Georgia 30305

April 20, 2006

Dear Mr. Nichols:

In response to your letter dated April 18, 2006, we have attached a signed and notarized original copy of the Oath or Affirmation page for Breckenridge Securities Corporation. We have also sent additional original copies as you requested in your letter. We apologize for the oversight. Please contact us if you have any additional questions.

Sincerely,

Steven J. Hunter

Attachments (2)